Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES AUGUST SALES INCREASED 2.4%

HOUSTON, TX, September 2, 2010 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the four week August period ended August 28, 2010 increased 2.4% to $114 million from $111 million in the prior year four week period ended August 29, 2009. Comparable store sales increased 0.5%.

Categories of business that achieved comparable store sales increases during August included accessories, children's, dresses, footwear, intimates, junior sportswear and men's. Geographically, the Midwest and Southeast were the Company's best performing regions.

SALES SUMMARY

Fiscal Period	Comparable Store Sales % Increase (Decrease)		Total Sales ($ in Millions)	
	2010	2009	2010	2009
1st Quarter	(0.6)	(9.0)	340	333
2nd Quarter	(1.6)	(10.7)	345	342
August	0.5	(9.5)	114	111
Year-To-Date (7 Mos)	(0.9)	(9.8)	799	786

Andy Hall, President and Chief Executive Officer, commented, "While today's macroeconomic environment has created a cautious consumer sentiment, our back-to-school performance met our expectations. We continue to be pleased with our small market performance as their 2.6% comparable store sales increase exceeded the company performance. We also saw continued sequential improvement in our Texas and Louisiana stores. While still negative, these stores improved for the fourth consecutive month."

--more--

<u>Store Activity</u>

No new stores were opened during August. Looking ahead, the Company plans to open nine new Goody's stores, and one new Bealls store, during September.

<u>About Stage Stores</u>

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 777 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at <u>www.stagestoresinc.com</u>.

<u>Caution Concerning Forward-Looking Statements</u>

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the number of new stores that the Company plans to open during September. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2010, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

###